

Mail Stop 3561

October 8, 2015

Boardwalk Pipeline Partners, LP
Jamie Buskill
Chief Financial Officer
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

      Re: Boardwalk Pipeline Partners, LP
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 20, 2015
              File No. 001-32665

Dear Mr. Buskill:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Jennifer Thompson

                                         Jennifer Thompson
                                         Accounting Branch Chief
                                         Office of Consumer Products